Exhibit 21.1

Subsidiaries of the Registrant

Equilease Financial Services, Inc.

Radiant Systems Central Europe, Inc.

Radiant Systems, International, Inc.

Estorelink.Com, Inc.

RetailEnterprise, LLC

Radiant Enterprise Software LLC

Radiant Systems Asia-Pacific Pty Ltd.

Radiant Systems Retail Solutions Pte Ltd.

Radiant Systems s.r.o.

Radiant Systems Retail Solutions, S.L.

Radiant Systems UK Limited

Radiant Enterprises Systems, Inc.

Radiant Hospitality Systems, Ltd.

RADS Holding Corp.